

JANNEY MONTGOMERY SCOTT LLC
1717 Arch Street
Philadelphia, PA 19103
215.665.6000
T 800.526.6397
www.janney.com

Trusted Advisors for Generations

Janney Montgomery Scott LLC's
Compliance Report

Janney Montgomery Scott LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2023;
3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2023;
4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2023; and
5. The information the Company used to state the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

_____

Janney Montgomery Scott

I, Anthony Miller, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: _____

Title: President

February 21, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Janney Montgomery Scott LLC:

We have examined Janney Montgomery Scott LLC's assertions, included in the accompanying Janney Montgomery Scott LLC's Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended December 31, 2023 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2023 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2023, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rules 2231 and 409T of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended December 31, 2023, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Janney Montgomery Scott LLC 's compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, Two Commerce Square, 2001 Market Street, Suite 1800, Philadelphia, Pennsylvania 19103-7042 T: (267) 330 3000; F: (267) 330 3300, www.pwc.com/us



Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Janney Montgomery Scott LLC's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 21, 2024